September 8, 2011
VIA EDGAR
Ms. Christina DiAngelo
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Driehaus Mutual Funds Form N-CSR for the period ended December 31, 2010 Investment Company Act File No. 811-07655
Dear Ms. DiAngelo:
     On behalf of Driehaus Mutual Funds (the “Funds”), we are submitting our response to the comments you gave to me on April 5, 2011 resulting from your routine review of the Funds’ Form N-CSR for the period ended December 31, 2010. For purposes of this response, the following series of the Funds will be referred to collectively as the “Equity Funds”: Driehaus International Discovery Fund, Driehaus Emerging Markets Growth Fund, Driehaus International Small Cap Growth Fund, Driehaus Global Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund. The Driehaus Active Income Fund and Driehaus Select Credit Fund will be referred to collectively as the “Credit Funds.”
1.	Comment: With regard to the Equity Funds’ Statements of Operations, you noted there was a footnote regarding a Brazilian foreign transaction tax. You asked if there was any disclosure in the Notes to Financial Statements regarding this tax and, if not, noted that the Equity Funds should consider disclosure about what the tax is and how it is calculated.

Response: The Equity Funds will provide additional information regarding the Brazilian transaction tax in their semi-annual report for the period ending June 30, 2011.

2.	Comment: With regard to the Equity Funds’ Statements of Operations, you noted that the Securities and Exchange Commission (“SEC”) staff has a position related to the accounting for directed brokerage credits. You provided the following information regarding the SEC staff position via e-mail regarding broker commission rebates: “In situations where the fund receives cash, either directly or indirectly (e.g., through a segregated account maintained at a custodian or a clearing agent, but where the fund can direct disbursements) from a broker, a commission rebate received in cash is neither a reduction of expenses nor a form of income for financial reporting purposes and should be reported “below the line” as part of realized and unrealized gain/(loss) since the cash rebates relate to reduced commissions on purchases and sales of securities.”

In addition, during a follow up conversation on June 1, 2011, you directed me to SEC Release 33-7197, “Payment for Investment Company Services with Brokerage Commissions” (the “Release”), and specifically to footnote 9 in that Release. You noted that our financial highlights refer to any expense cap reimbursements being made after the reduction for any directed brokerage payments and inquired if this was in conformance with the Release.

Response: The Equity Funds receive directed brokerage credits and account for them in accordance with Regulation S-X Rule 6-07 2(g) (“Rule 6-07”). Rule 6-07 2(g)(1) states that if a broker-dealer has provided, agreed to provide, paid for or agreed to pay for services provided to the fund in connection with that fund’s brokerage transactions being directed to the broker-dealer, the fund should include in the expense items the amount that would have been incurred by the fund for the services had it paid for the services directly in an arms- length transaction (i.e., gross up the expenses). The Equity Funds gross up such expenses on their Statements of Operations. Rule 6-07 2(g)(3) then states that funds should show the total amount by which expenses were increased pursuant to Rule 6-07 2(g)(1) as a corresponding reduction in total expenses, which is how the Equity Funds present such amount. We believe our disclosure appropriately follows Rule 6-07.

With regard to the application of the directed brokerage payments before calculating any expense cap reimbursement, we have changed our calculation in conformance with the SEC’s footnote guidance. For the current series of the Funds, they were either at or below their respective expense caps or did not pay for services with directed brokerage credits and, therefore, the calculation methodology had no impact on them.

3.	Comment: You noted related to the description of the expense cap arrangements in Note B of the Equity Funds’ financial statements that recently several other mutual funds have begun specifically noting that acquired fund fees and expenses are excluded from the expenses that would be covered by the expense cap arrangement.

Response: For the Equity Funds and Credit Funds that have an expense cap arrangement, the Funds have included language that mirrors the language of the actual written agreement regarding such arrangements. Such language does not include specific language excluding acquired fund fees and expenses. The Funds do not have any material acquired fund fees and expenses and we believe that the disclosure should continue to mirror the actual expense cap agreement language.

4.	Comment: Also related to Note B of the Equity Funds’ financial statements, you noted that while the Equity Funds did include the current year amount of expenses waived under the expense cap arrangements, you would suggest that the total amount of expenses that are still subject to recapture under the agreements also should be disclosed.

Response: The Equity Funds and Credit Funds with expense cap agreements will include a narrative or a table with the total amount of expenses that are still subject to recapture under the agreements in their semi-annual reports for the period ending June 30, 2011.

5.	Comment: Also related to Note B in the Equity Funds’ financial statements, you noted that in the sentence where we describe the potential to recapture certain of the previously waived fees or reimbursed expenses “to the extent that the expense ratio remains below the operating expense cap”, we should consider adding “... in place at the time that the expenses were waived.”

Response: The Equity Funds’ and Credit Funds’ expense cap percentage remains constant during the expense cap period and, therefore, we believe that adding this language is not necessary and may cause confusion.

6.	Comment: Related to the disclosure in Note C of the Equity Funds’ financial statements, you inquired whether the Equity Funds had spot or forward foreign currency contracts. You noted that if the Equity Funds had forward contracts, additional disclosures would be required.

Response: As described in our telephone discussion, the Equity Funds’ currency contracts relate solely to transactions that facilitate the purchase and sale of foreign currency denominated securities. They are typically open for 2 to 5 days, depending on the settlement terms of the underlying security transaction. During previous audits we have been advised that, because these currency contracts are specifically set up to settle at the date the underlying security transaction settles, they are technically forward contracts. You noted, and we agreed with you, that based on the description of the transaction, these currency contracts were spot contracts and you subsequently agreed that additional disclosure therefore was not required. The Equity Funds will review the disclosures in Note C and make changes as appropriate based on treating these currency contracts as spot contracts in their semi-annual reports for the period ending June 30, 2011.
7.	Comment: You noted that the Funds’ financial statements should include a note related to management’s review of subsequent events.

Response: On February 24, 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-09, which amends Accounting Standards Codification 855, Subsequent Events. As a result of the ASU, SEC registrants are no longer required to disclose the date through which management evaluated subsequent events. Therefore, the Funds’ financial statements no longer include such disclosure.

8.	Comment: You noted that the table that provides information regarding the Trustees of the Funds should include the number of funds in the complex that the Trustees oversee.

Response: The Funds will include this information in their annual reports for the period ending December 31, 2011. This information is included in the Funds’ Statements of Additional Information.

9.	Comment: The Credit Funds’ Statements of Operations include a subtotal within the expense section that is “Total expenses before dividends and interest on short positions, interest expense, reimbursements and waivers.” You noted that dividends and interest on short positions and interest expense should be included with all other expenses and not broken out in a separate section of the Statements of Operations.

Response: The Credit Funds will include the dividends and interest on short positions and interest expense with all other operating expenses rather than breaking out those expenses into a separate section beginning in their semi-annual report for the period ending June 30, 2011.

10.	Comment: You noted that the SEC staff issued a letter to the Investment Company Institute in July, 2010 about derivatives and suggested that we review the letter in the context of considering certain disclosures that should be considered for inclusion in the Credit Funds’ Management’s Discussion of Fund Performance (i.e., the Portfolio Manager’s letter); specifically, you suggested we provide certain information about how each type of derivative impacted the Funds’ performance.

Response: The Credit Funds will review the July, 2010 letter regarding derivatives and provide additional information, as applicable, in the Portfolio Manager’s letter included in the annual report for the period ending December 31, 2011.

Driehaus Mutual Funds acknowledges:
•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes in disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Funds may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the time you spent in reviewing the Funds’ Form N-CSR and other filings. If you have any questions or comments, please do not hesitate to call me at (312) 932-8624.

Very truly yours,
/s/ Michelle L. Cahoon
Michelle L. Cahoon
Vice President and Treasurer, Driehaus Mutual Funds

cc: Mr. Richard H. Driehaus